SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             Schedule 13G


              Under the Securities Exchange Act of 1934
                         (Amendment No. 3 )*


                          WESTERN WATER CO.
               _______________________________________
                           (Name of Issuer)


                            Common Stock
               _______________________________________
                    (Title of Class of Securities)


                              959881103
               _______________________________________
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))

                          Page 1 of 10 Pages

CUSIP NO. 959881103              13G
    Page 2 of 10 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE ASSOCIATES, INC.
    52-0556948

2   Check the Appropriate Box if a Member of a Group*

                                                        (a) ____
    NOT APPLICABLE                                      (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of       5  Sole Voting Power
    **
Shares             102,500

Beneficially    6  Shared Voting Power
    **
Owned By Each      NONE

Reporting       7  Sole Dispositive Power
    **
Person             1,119,914

With            8  Shared Dispositive Power

	           NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    1,119,914

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    13.1%

12  Type of Reporting Person*

    IA
                 *SEE INSTRUCTION BEFORE FILLING OUT!
           **Any shares reported in Items 5 and 6 are also
                         reported in Item 7.
CUSIP NO. 959881103              13G
Page 3 of 10 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
    52-1575325

2   Check the Appropriate Box if a Member of a Group*
                                                        (a) ____
    NOT APPLICABLE                                      (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of       5  Sole Voting Power
    **
Shares             481,157

Beneficially    6  Shared Voting Power
    **
Owned By Each      NONE

Reporting       7  Sole Dispositive Power
    **
Person             NONE

With            8  Shared Dispositive Power

                   NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    481,157

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    5.7%

12  Type of Reporting Person*

    IV
                 *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.

CUSIP NO. 959881103         13G              Page 4 of 10 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE NEW ERA FUND, INC.
    52-0888555

2   Check the Appropriate Box if a Member of a Group*

                                                        (a) ____
    NOT APPLICABLE                                      (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of       5  Sole Voting Power
    **
Shares             475,657

Beneficially    6  Shared Voting Power
    **
Owned By Each      NONE

Reporting       7  Sole Dispositive Power
    **
Person             NONE

With            8  Shared Dispositive Power

                   NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    475,657

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    5.6%

12  Type of Reporting Person*

    IV
                 *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.
SCHEDULE 13G
PAGE 5 OF 10

Item 1(a)  Name of Issuer:

	   Reference is made to page 1 of this Schedule 13G

Item 1(b)  Address of Issuer's Principal Executive Offices:

	   4660 LaJolla Village Drive, Suite 825, San Diego,
    	   California 92122

Item 2(a)  Name of Person(s) Filing:

           (1)    T. Rowe Price Associates, Inc. ("Price Associates")

	   (2)    T. Rowe Price Small-Cap Value Fund, Inc.

	   (3)    T. Rowe Price New Era Fund, Inc.

  X 	   Attached as Exhibit A is a copy of an agreement between the
    	   Persons Filing (as specified hereinabove) that this
    	   Schedule 13G is being filed on behalf of each of them.

Item 2(b)  Address of Principal Business Office:

	   100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c)  Citizenship or Place of Organization:

	   (1)    Maryland

	   (2)    Maryland

	   (3)  Maryland

Item 2(d)  Title of Class of Securities:

	   Reference is made to page 1 of this Schedule 13G

Item 2(e)  CUSIP Number: 959881103

Item 3     The person filing this Schedule 13G is an:

  X 	   Investment Adviser registered under Section 203 of the
 	   Investment Advisers Act of 1940

  X 	   Investment Company registered under Section 8 of the
    	   Investment Company Act of 1940

  X 	   Investment Company registered under Section 8 of the
    	   Investment Company Act of 1940

Item 4     Reference is made to Items 5-11 on page 2 of this Schedule
           13G.

CUSIP 959881103
PAGE  6  OF 10

Item 4     Ownership                         Deemed
                                 	   Outstanding
                                    	       And
                                 	   Beneficially
                 	       Units      Owned Directly
                  	       Deemed       Subject to
               		   Beneficially     Warrants &
                 	       Owned        Conversion
                 	      Directly      Privileges      Total
		            ____________  ______________  ___________

(1) WITH RESPECT TO
    PRICE ASSOCIATES
    (includes shares
    reported in
    (2) below):

    (a)  Amount
         Beneficially
         Owned . . . . . .     857,600        262,314     1,119,914

    (b)  Percent of
         Class . . . . . . . . . . . . . . . . . . . . . .    13.1%

    (c)  Number of
         units as
         to which
         such
         person has: . . .

         (i) *sole power
             to vote or
             to direct
             the vote . . .    102,500          -0-         102,500

        (ii) *shared power
             to vote or
             to direct
             the vote . . .      -0-            -0-           -0-

       (iii) *sole power
             to dispose or
             to direct the
             disposition
             of . . . . .      857,600        262,314     1,119,914

        (iv) *shared power
             to dispose or
             to direct the
             disposition
             of . . . . .        -0-            -0-           -0-

                                           Cusip No. 959881103

(2) WITH RESPECT TO
    T. Rowe Price Small-Cap Value Fund, Inc.
    (if this is a
    joint filing):

    (a)  Amount
         Beneficially
         Owned . . . . . .     350,000        131,157       481,157

    (b)  Percent of
         Class . . . . . . . . . . . . . . . . . . . . . .     5.7%

    (c)  Number of
         units as
         to which
         such person
         has . . . . . . .

         (i) *sole power to
             vote or to
             direct the
             vote . . . .      350,000        131,157       481,157

        (ii) *shared power
             to vote or
             to direct
             the vote . . .       =0-           -0-           -0-

       (iii) *sole power
             to dispose or
             to direct the
             disposition
             of . . . . .         -0-            -0-          -0-

        (iv) *shared power
             to dispose or
             to direct the
             disposition
             of . . . . .         -0-            -0-          -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

                                               Cusip No. 959881103

(2) WITH RESPECT TO
    T. Rowe Price New Era Fund, Inc.
    (if this is a
    joint filing):

    (a)  Amount
         Beneficially
     Owned . . . . . .         344,500        131,157      475,657

    (b)  Percent of
         Class . . . . . . . . . . . . . . . . . . . . . .    5.6%

    (c)  Number of
         units as
         to which
         such person
         has . . . . . . .

         (i) *sole power to
             vote or to
             direct the
             vote . . . .       344,500       131,157     475,657

        (ii) *shared power
             to vote or
             to direct
             the vote . . .       -0-            -0-        -0-

       (iii) *sole power
             to dispose or
             to direct the
             disposition
             of . . . . .         -0-            -0-        -0-

        (iv) *shared power
             to dispose or
             to direct the
             disposition
             of . . . . .         -0-            -0-        -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

SCHEDULE 13G
PAGE 9 OF 10

Item 5  Ownership of Five Percent or Less of a Class.

  X 	Not Applicable.

_____ This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person

    (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

        The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

        Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

    (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company.

        Not Applicable.

Item 8  Identification and Classification of Members of the Group.

        Not Applicable.

SCHEDULE 13G
PAGE 10 OF 10

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 10   Certification.

          By signing below I (we) certify that, to the best of my
    (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                              Signature.

          After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999           Dated: February 12, 1999

T. ROWE PRICE SMALL-CAP VALUE       T. ROWE PRICE ASSOCIATES, INC.
        FUND, INC.


By: /s/ Carmen F. Deyesu            By: /s/ Henry H. Hopkins
    Carmen F. Deyesu,                   Henry H. Hopkins,
    Treasurer                           Managing Director

                   T. ROWE PRICE NEW ERA FUND, INC.


                   By: /s/ Carmen F. Deyesu
                       Carmen F. Deyesu, Treasurer

Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/1998

						      EXHIBIT A


                              AGREEMENT

                     JOINT FILING OF SCHEDULE 13G


      T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940), T. Rowe Price Small- Cap Value Fund, Inc., a Maryland corporation, and T. Rowe Price New Era Fund, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

      It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

      It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


Dated:  February 12, 1999           Dated: February 12, 1999


T. ROWE PRICE SMALL-CAP VALUE       T. ROWE PRICE ASSOCIATES, INC.
        FUND, INC.


By: /s/ Carmen F. Deyesu            By: /s/ Henry H. Hopkins
    Carmen F. Deyesu,                   Henry H. Hopkins,
    Treasurer                           Managing Director


                   T. ROWE PRICE NEW ERA FUND, INC.


                    By: /s/ Carmen F. Deyesu
                       Carmen F. Deyesu, Treasurer